Exhibit (d)(7)

August 20, 2004

CONFIDENTIAL

Mr. Rocky Pontikes
Mesirow Financial
321 North Clark Street
Chicago, IL 60610

Re:	Confidentiality Agreement

Dear Mr. Pontikes:

     Reference is hereby made to that certain confidentiality agreement (the “Confidentiality Agreement”) dated as of April 29, 2004 between Triyar Capital, LLC (“Triyar”) and Mesirow Financial, Inc. on behalf of Home Products International, Inc. (the “Company”), in connection with Triyar’s evaluation of a Possible Transaction (as defined in the Confidentiality Agreement) with the Company.

     I agree, on behalf of myself and my representatives (including my attorneys, accountants and financial advisors) to be bound by the terms of the Confidentiality Agreement to the same extent as Triyar is bound on behalf of itself and its representatives thereunder.

Sincerely,
/s/ Joseph Gantz
Joseph Gantz